February 6, 2019

Anna Chin
President
Gofba, Inc.
3281 East Guasti Road, Suite 700
Ontario, CA 91761

       Re: Gofba, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 13, 2018
           File No. 333-225254

Dear Ms. Chin:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2018 letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1. You state that 470 individuals or entities pre-subscribed to purchase shares of Gofba over a multi-year period if the company ever chose to issue shares and determined to file to go public. Provide your analysis whether offers/sales of Gofba shares occurred at the time
       Gofba accepted payment from pre-subscribers as it appears that Gofba sold a right to purchase shares. In your analysis, please address the availability of
Section 4(a)(2) of the
       Securities Act to the pre-subscription offering, specifically how the 470 individuals or entities were identified and contacted; the nature of these individuals or entities; and the type and timing of information provided to them by Gofba in connection with the pre-
       subscription offering. Further, please address: the documentation that the Company
 Anna Chin
Gofba, Inc.
February 6, 2019
Page 2
         required from these individuals or entities in connection with the pre-subscription offering; the amount of funds received each year; how these funds were held (e.g., escrow) by Gofba; whether Gofba used the funds for any purpose in the interim; and
         whether all 76 purchasers who opted to rescind their pre-subscriptions in 2017 have now been repaid.

         Explain to us your plans regarding the 45 pre-subscribers that you contacted in 2017 about confirming or rescinding their investment but who have not responded to your communication.

         Advise whether Gofba made offers to individuals or entities other than the 470 that pre-
         subscribed to purchase shares and if so, how these individuals or entities were identified and contacted.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at
(202) 551-
3735 with any other questions.



                                                               Sincerely,
FirstName LastNameAnna Chin
                                                               Division of
Corporation Finance
Comapany NameGofba, Inc.
                                                               Office of
Information Technologies
February 6, 2019 Page 2                                        and Services
FirstName LastName